Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: TLGY Acquisition Corporation

Subject Company: TLGY Acquisition Corporation

Filer’s Commission File Number: 001-41101

Date: September 21, 2023

On September 20, 2023, TLGY Acquisition Corporation released a video of the following presentation:

Environmental Testing Verde’s PolyEarthyleneTM is a first of its kind proprietary1 bioresin, recognized by market leaders (e.g. Vinmar) potentially as one of the first viable replacements for conventional plastics. *Multinational Companies | See footnote 5. MARKET-READY BREAKTHROUGH TECHNOLOGY PolyEarthyleneTM Biodegradable resin-replacement, poised for significant market acceleration and is ready for rapid deployment, addressing all critical industry requirements.4 Demonstrates superior qualities against bioplastics alternatives. NASDAQ: TLGY $600B Total Global Plastics Market2 $300B Verde's Total Addressable Market <2% Bioplastics Market3 Time Growth R&D Infrastructure Marketing & Translation Customer Acquisition COMMERCIALIZATION RAMP-UP Growing coalition of countries, cities, institutions and businesses are pledging to eliminate plastic pollution entirely. Governments, shareholders and customers demand that Fortune 500 companies pursue eco-friendly alternatives. Despite this, existing bioplastics make up only <2% of the plastics market. Multinational companies are targeting 100% renewable, biodegradable or recyclable packaging by 2025. Drop-In Ready Accelerating market adoption through seamless manufacturing integration Early Adopters Mass Market Adoption REVOLUTIONIZING THE GLOBAL PLASTIC MARKET WITH A VIABLE GREEN BIODEGRADABLE SOLUTION FOR THE CIRCULAR ECONOMY Process/Application Validation End-of-Life Solution Low Cost Scalable Drop-In Ready Broad Applications PolyEarthylene™ Incumbent Bioplastics* POLYEARTHYLENE™ IS SETTING A NEW STANDARD

GROWTH CATALYSTS: PARTNERSHIPS, PRODUCTION AND PIPELINE Strategic Partnerships Validate Expansion Pathway • Vinmar, a leading global distributor of plastics7 • Offering PolyEarthylene™ to corporate clients, fueling initial orders for Verde • Strategic supplier to Verde • Expected to secure ample feedstock supply, enabling Verde to achieve Yr 16 and Yr 2 projections Building Capability to Deliver $75 Million of PolyEarthylene™ to satisfy Year 16 and Year 2 Demand • 20 years C-level experience; roots in IBM & Merck & Co., Inc. • Diverse CFO and/or COO expertise in consumer products and service companies • Extensive M&A, JV, licensing, leasing, capital raising transactions • 40 years Petrochem experience • Extensive commodity & engineering resin expertise • JV experience & management: Phillips Petroleum, INEOS, Grupo IDESA Brian Gordon Chairman/President/COO Joseph Paolucci CEO • 20+ years in private equity, CEO • Former Partner at TPG Capital • $40B value creation. #1 auto platform, China sportswear. Awarded TPG CEO, Man of the Year Jin-Goon Kim Founder, Chairman and CEO Footnotes: invest@tlgyacquisition.com www.tlgyacquisition.com Contact Us 1. Protected by trade secrets rather than by patents, which is common practice in the conventional polymer industry. | 2. Grandview Research, Statista, Plastics Europe; about half of the $600B industry is addressable with PolyEarthyleneTM. | 3. Plastics Europe: Plastics – The Facts 2022 (includes bio-attributed plastics in 2021 data), nova-Institute 2022; data for bio-based structural polymers, preliminary estimations 2021. | 4. PolyEarthylene™ passes biodegradation testing in an industrial composting facility pursuant to ASTM D5338, representing 96.5% effective biodegradation in 6 months, which is a key element in D6400 testing (pending). Additional landfill biodegradation testing underway pursuant to ASTM D5511 standard. | 5. Verde / Expert Interviews, TLGY analysis, Environmental: sustainability and “end-of-life” performance; Cost: sufficiently cost competitive to replace traditional polymers; Manufacturing / Processing: “drop-in” with minimum adjustment to the existing manufacturing set up and processes; Applications: desirable physical properties for various applications of traditional polymers. | 6. Year 1 represents the 12 month period from T minus six months (T-6) to T plus six months (T+6), where T is the closing date. For example, if the Proposed Transaction were to close on December 31, 2023 then Year 1 would be between July 1, 2023 to June 30, 2024. | 7. Verde, and Verde / VPA press release. | 8. The financial forecast is dependent on the closing date of the Proposed transaction (“T”) due to capital requirement. Therefore, in above Year 1 represents the 12 month period from T minus six months (T-6) to T plus six months (T+6), where T is the closing date of the Proposed Transaction. Yr 2 from T plus six months (T+6) to T plus eighteen months (T+18) For example, if the Proposed Transaction were to close on December 31, 2023 then Year 1 would be between July 1, 2023 to June 30, 2024. EXPERIENCED LEADERSHIP TEAM AND STRONG OPERATORS VERDE TLGY Year 1 Year 2 ADJUSTED SALES 11.5 60.0-80.0 GROSS PROFIT 5.1 28.8-38.4 EBITDA -3.3 9.0-15.8 • Single use, secondary packaging • Food container applications Rigid Disposable Packaging • Reusable storage containers • Household products • Golf Tees Durable Goods Flexible Packaging • Candy bags • Reusable retail bags • Shipping envelopes $250 MILLION BACKLOG OF POTENTIAL DEMAND NASDAQ: TLGY FINANCIAL FORECAST8 ($ in mm) POLYEARTHYLENE™ WAS DEVELOPED TO BE A “DROP-IN” BIORESIN ON EXISTING INDUSTRY INFRASTRUCTURE TO ACCELERATE MARKET ENTRY PRODUCT THERMAL STABILITY CURBSIDE RECYCLABLE SHELF LIFE CUSTOM GRADES PRICE LANDFILL BIODEGRA DABLE PolyEarthylene PLA PHA PBAT PVOH *The above chart compares unmodified product formulations

DOWNSIDE PROTECTION IF PRICE DECLINES CAPTURE UPSIDE IF PRICE RISES POST-DESPAC (Illustrative price scenarios with 90% redemption) $26 $21 $15 $10 $5 Cost basis $0 $5 $10 $15 $20 $25 $30 $10 $8 $6 $4 $2 Potential Unredeemed Share Value Illustrative Common Share Price Scenarios NASDAQ: TLGY TRANSACTION OVERVIEW – UNIQUE SPAC STRUCTURE • Structural innovation with fixed pool of warrants and conversion to common mechanism creates upside potential and downside protection • Potentially sufficient incentive to buy shares in the open market before the DeSPAC completes Sources ($M) Cash Held in Trust 78 Verde Shareholder Equity Rollover 365 Total Sources of Funds $443M Uses ($M) Equity Issued to Verde 365 Estimated Transaction Fees 15 Remaining Cash (Balance Sheet) 63 Total Uses of Funds $443M SPAC TRANSACTION OVERVIEW / WARRANTS HIGHLIGHTS OF PROPOSED BUSINESS COMBINATION CONVERTIBLE WARRANT FEATURE BENEFITS $26 $39 $51 $64 $77 $10 $30 $50 $70 $90 $10 $15 $20 $25 $30 Potential Unredeemed Share Value Illustrative Common Share Price Scenarios • Naturally embedded multiplier quickly escalates upside and downside protection if redemption rises • Alignment of interest between public shareholders, target, and Sponsor with performance-based economics (e.g., 35% IRR earnout threshold) $6.1 $4.2 $2.6 $0.0 $5.0 $10.0 Cost Basis per Share 1.8 2.6 4.1 0.0 5.0 Total Shares per Common Implied Redemption 80% 90% 95% INCENTIVES TO INVEST AND/OR NOT REDEEM $496M Pro Forma Equity Value Sponsor $57.6m (11.6%) TLGY Public Shareholders $73.2m (14.8%) Verde $365.0m (73.6%) PRE-DESPAC (illustrative redemption scenarios) Cost per share declines as redemption rate increases Value of one unredeemed share expected to increase faster than one common share price (potentially 2.6 x faster) Downside protection if common share price drops below the cost basis (assumed $10.90) due to higher expected value of one unredeemed share These are for illustrative purposes only and may not be reflective of actual performance. For more information, view slide 25-26 of the Investor Presentation filed on June 22, 2023. Receive more shares as redemption rate increases If redemption 90% Assuming no redemptions

Presentation transcript:

Hello everyone and thank you for joining us as we walk through the recently announced TLGY Acquisition Corporation and Verde Bioresins business combination. Through this presentation we will introduce Verde Bioresins, the transaction overview, and the investment opportunity at hand.

This is a friendly reminder that this presentation contains forward looking information and may not be reflective of actual performance. For more information, view slides 25 through 26 of the investor presentation filed on June 20, 2023, available on the TLGY Acquisition Corporation website.

So, Verde Bioresins is a bioresin company that's revolutionizing the global plastics market with a viable green biodegradable solution for the circular economy. There's been a growing coalition of countries, cities, institutions, and businesses around the world that are pledging to eliminate plastic pollution entirely and have been looking for sustainable and scalable alternatives.

Governments, shareholders, and customers demand that Fortune 500 companies pursue eco-friendly alternatives. Yet, despite this, existing bioplastics players in the market make up only less than 2% of the plastics market to date.

We can see that multinational companies are targeting 100% renewable and biodegradable or recyclable packaging by 2025. Just as you can see, PepsiCo, McDonald’s, Walmart, and Target are all members of that group.

Verde has prepared a market-ready breakthrough technology called PolyEarthyleneTM. It's a first-of-its-kind proprietary bioresin, recognised by market leaders such as Vinmar Polymers America potentially as one of the first viable replacements for conventional plastics. The market that Verde is addressing is significant at $600 billion globally, and Verde assumes that they can address up to $300 billion of this market in the long run. Currently, the bioplastics industry makes up less than 2% of this market.

So, PolyEarthyleneTM is a biodegradable resin replacement poised for significant market acceleration and is ready for rapid deployment, addressing all critical industry requirements. It demonstrates superior qualities against bioplastics alternatives that currently exist in the market.

So, Verde Bioresins has already completed R&D, environmental testing, infrastructure process and application validation, and is at the stage of acquiring their first major customers. They've already signed up Vinmar Polymers America, who has brought them on board to help acquire those first customers, and Vinmar has validated that their product is a viable solution for this market.

What makes Verde Bioresins so unique is that it's drop-in ready to existing infrastructure. What this means is existing plastics manufacturers in the market do not have to overhaul their factories or create new production processes and can take the resin and plug it into their existing plastic manufacturing processes, making it scalable and ready for mass market adoption.

Verde’s ready to move on with these early adopters and scale up the business rapidly and is now in the phase of customer adoption and marketing and translation into the existing infrastructure of those customers.

So, PolyEarthyleneTM is setting a new standard for bioplastics. You can see that it's a really viable end-of-life solution that ticks all the boxes. It's low cost in comparison to other bioplastics and is cost competitive with existing non-biodegradable plastics on the market.

It's scalable because it's drop-in ready to existing manufacturing infrastructure, and it has broad applications of end use life. It can be used for a number of different purposes that other incumbent bioplastics cannot be used for.

Verde’s growth catalysts are driven by partnerships, production, and a pipeline of early adopting customers. Verde's building capacity to deliver $75 million of PolyEarthyleneTM to satisfy year one and year two demand for the product.

Strategic partnerships through Vinmar Polymers America help them tap into new customers and new markets around the world and facilitate introductions to the incumbent plastic manufacturers worldwide.

Braskem is also a strategic supplier to Verde and helps them secure ample feed stock to produce the amount of PolyEarthyleneTM required to meet year one and year two projections.

The financial forecast over on the right-hand side shows rapid growth from year one to year two in adjusted sales, gross profit, and EBITDA.

PolyEarthyleneTM was developed to be a drop in bioresin on existing industry infrastructure to accelerate market entry. The main problem with existing incumbent bioplastics like PLA, PHA, PBAT, and PVOH are that they do not have as many broad applications as Verde. There are significant issues with producing existing plastic products that we all use day-to-day, such as food packaging, heat resistant materials, or strong materials.

Verde’s product is able to address a broad application of these uses while maintaining landfill biodegradability. There's a $250 million backlog of potential demand for rigid disposable packaging, durable goods, and flexible packaging, much like the examples you see on the middle right.

Verde's leadership team is experienced entrepreneurs and strong operators. Verde's Chairman, President and COO Brian Gordon brings over 20 years of C-level experience with roots in IBM and Merck & Co., and he has diverse background in CFO and COO expertise in the consumer products and services company space. Verde's CEO Joseph brings over 40 years of petrochemical experience, extensive commodity engineering and resin experience as well.

With that, and Verde merging with TLGY Acquisition Corporation, TLGY’s founder, Jin-Goon Kim, brings over 20 years of experience in private equity, setting the company up for success with financing. Jin-Goon was a former partner at TPG Capital and spearheaded over $40 billion in value creation with the number one auto platform [in China], sportswear, and was awarded TPG CEO and [industry’s] Man of the Year.

Next, we'll move on to the transaction overview and the unique SPAC structure that TLGY Acquisition Corporation has set up to poise this transaction in the best possible way.

So, TLGY Acquisition Corporation has spearheaded structural innovation with a fixed pool of warrants and conversion-to-common mechanism that creates upside potential and downside protection for investors. This is potentially sufficient incentive to buy shares in the open market before the DeSPAC completes.

There's a naturally embedded multiplier that quickly escalates upside and downside protection as redemption rises. There’s an alignment of interests between public shareholders, the target company, and the sponsor with performance-based economics such as a 35% IRR earnout threshold.

The SPAC transaction overview consists of a $57.6 million sponsor, a $73.2 million TLGY public shareholder pool, and $365.0 million to Verde [in total representing $496 million in pro forma equity value]. You'll see over on the right-hand side there's a sources and uses chart that details the cash to the balance sheet being $63 million post DeSPAC transaction.

The bottom chart really helps us illustrate a scenario in which 90% redemption arises and the shareholders receive more shares as redemption rate rises to offset the downside loss.

This is the unique structure that TLGY Acquisition Corporation has deployed that allows protection against downside risk and upside potential at the same time. We'll notice that on the post DeSPAC transaction that investors are able to capture upside if price rises and that there is downside protection if price declines to a $4 scenario at the 90% threshold.

Thank you very much for listening to this walkthrough of the TLGY Acquisition Corporation and Verde Bioresins teaser walkthrough. We're very excited and happy to have you listen. Please reach out to invest@tlgyacquisition.com if you have any questions or would like to connect with the management team.

We're happy to arrange any further follow-up discussions as you would like.

We also urge you to check out the media section on the TLGY or Verde website for a great array of podcasts and events and media coverages that will talk through the SPAC structure and have the founder Jin-Goon Kim explain this unique innovation and how this really pioneers a new page in the SPAC industry with a very exciting and promising target. Thank you very much.

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About TLGY Acquisition Corporation

TLGY Acquisition Corporation is a blank check company sponsored by TLGY Sponsors LLC, whose business purpose is to effect a merger, share exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. TLGY was formed to focus on growth companies through long-term, private equity style value creation in the biopharma and business-to-consumer (B2C) technology sectors.

For additional information, please visit www.tlgyacquisition.com.

About Verde Bioresins, Inc.

Verde Bioresins, Inc. is a full-service bioplastics company that specializes in sustainable product innovation and the manufacturing of proprietary biopolymer resins, providing comprehensive design and development solutions for companies seeking alternatives to conventional plastics.

For additional information, please visit www.verdebioresins.com.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act that are not historical facts, and involve risks and uncertainties that could cause actual results to differ materially from those expected and projected. All statements, other than statements of historical fact included in this communication regarding TLGY and the Company’s financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. Words such as “expect,” “believe,” “anticipate,” “intend,” “estimate,” “seek” and variations and similar words and expressions are intended to identify such forward-looking statements.

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of TLGY’s securities; (ii) the risk that the proposed business combination may not be completed by TLGY’s business combination deadline and the potential failure to obtain an extension of the business combination deadline sought by TLGY; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by the shareholders of TLGY; (iv) the effect of the announcement or pendency of the proposed business combination on the Company’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of the Company and potential difficulties in the Company employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against TLGY or the Company related to the agreement and plan of merger or the proposed business combination; (vii) the ability to maintain the listing of TLGY’s securities on Nasdaq; (viii) the price of TLGY’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which the Company operates, variations in performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure; and (ix) the ability to implement and realize upon business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in TLGY’s final proxy statement/prospectus to be contained in the Form S-4 registration statement, including those under “Risk Factors” therein, TLGY’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by TLGY from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and TLGY and the Company assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither TLGY nor the Company gives any assurance that either TLGY or the Company will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed business combination, the Company will become wholly-owned subsidiary of TLGY and TLGY will be renamed to Verde Bioresins, Corp. as of the closing of the proposed business combination. TLGY filed with the SEC the Registration Statement, including a preliminary proxy statement/prospectus of TLGY, in connection with the proposed business combination. After the Registration Statement is declared effective, TLGY will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. TLGY’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with TLGY’s solicitation of proxies for its shareholders’ meeting to be held to approve the proposed business combination because the proxy statement/prospectus will contain important information about TLGY, Verde and the proposed business combination. The definitive proxy statement/prospectus will be mailed to shareholders of TLGY as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the Registration Statement, each preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov. In addition, the documents filed by TLGY may be obtained free of charge from TLGY at www.tlgyacquisition.com.

Participants in Solicitation

TLGY, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of TLGY’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of TLGY’s directors and executive officers in TLGY’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 21, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of TLGY’s shareholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of TLGY’s participants in the solicitation, which may, in some cases, be different than those of TLGY’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of TLGY, the Company or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.